Exhibit 99.4

For Immediate Release

Bell Canada renews Medium Term Notes (MTN) program

MONTRÉAL, September 30, 2016 – Bell Canada (Bell) today announced the filing of a prospectus supplement to a short form base shelf prospectus dated September 20, 2016 with the various securities regulatory authorities in all provinces of Canada and with the Securities and Exchange Commission (SEC) in the United States to renew Bell’s Medium Term Notes (MTN) program.

The MTN program will enable Bell to offer up to Cdn $4 billion of MTN Debentures from time to time until October 20, 2018. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE). Consistent with past practice, the MTN program was renewed to continue to provide Bell with financial flexibility and efficient access to the Canadian and U.S. capital markets.

Bell also entered into a dealer agreement under which certain dealers have agreed to act as agents with respect to future offerings of the MTN Debentures.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of securities covered by the prospectus supplement will be made by a pricing supplement containing specific information about the terms of any such offering.

About Bell

Canada’s largest communications company, Bell provides consumer, business and government customers with a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit BCE.ca or Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

(514) 870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

(514) 870-4619

thane.fotopoulos@bell.ca